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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                                            OMB APPROVAL
                                                       OMB Number:  3235-0058
                                                       Expires:  March 31, 2006
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                                                       hours per response...2.50

                                                            SEC FILE NUMBER

                                                             CUSIP NUMBER

(Check one):   [ ]  Form 10-K      [ ]  Form 20-F      [ ]  Form 11-K
               [X]  Form 10-Q      [ ]  Form N-SAR     [ ]  Form N-CSR For

               Period Ended: July 3, 2004

               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR

               For the Transition Period Ended: _______________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
             NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
         THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
               Microfield Group, Inc.
_______________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________
Former Name if Applicable

               1631 NW Thurman Street, Suite 200
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

               Portland, Oregon  97209
_______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a)  The reason described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense
   |
   | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
   |      thereof, will be filed on or before the fifteenth calendar day
[X]|     following the prescribed due date; or the subject quarterly report or
   |      transition report on Form 10-Q, or portion thereof, will be filed on
   |      or before the fifth calendar day following the prescribed due date;
   |      and
   |
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
          Gary Kapral                 503            419-3409
     _________________________     _________      ______________________
          (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed? If answer is no, identify report(s).    Yes [ ]   No [X]

        ________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                               Yes [X]   No [ ]


        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
________________________________________________________________________________

                      Microfield Group, Inc.
                    __________________________________________________
                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 17, 2004                   By  /s/ Gary Kapral
                                                Chief Financial Officer
     ________________________________      _____________________________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


                                       2


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PART III
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(2)     As reported by Microfield on Form 10-QSB filed on December 24, 2003,
        Microfield acquired two subsidiaries, Velagio, Inc. (Velagio) and Christenson Technology Services, Inc. (CTS) effective September 16, 2003. Since the date of the acquisitions, Microfield has been preparing its records necessary for the Company's public accountants and for compliance with SEC regulations. This process has required allocations of additional resources and time to assure accurate and complete record keeping and disclosures. Thus, the accounting and preparation of the financial statements that include the acquired companies cannot be completed on time for filing on August 17, 2004 without unreasonable effort and expense.

PART IV
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(3)     Form 8-K/A filed March 16, 2004, was filed without the audited financial statements of CTS.

(4) As described above, Microfield acquired CTS and Velagio on September 16, 2003. Subsequently, in December, 2004, these companies were merged into a single entity named Christenson Velagio Inc. a wholly owned subsidiary of Microfield. The earnings for Christenson Velagio Inc. for the period of April 4, 2004 through July 3, 2004 will be included in the earnings for the three months ended July 3, 2004. The inclusion of the acquired subsidiaries for this period is anticipated to produce a significant change to the quarterly financials.

        We anticipate revenues to increase from $235,098 to a range of approximately $9,200,000 to $9,800,000 over the three-month periods ended June 28, 2003 and July 3, 2004, respectively.

        We anticipate net loss to increase from $208,369 to a range of approximately $400,000 to $800,000 over the three-month periods ended June 28, 2003 and July 3, 2004, respectively.

        We anticipate earnings per share to change from a $0.03 loss per share to a range of approximately $0.02 to $0.05 loss per share over the three-month periods ended June 28, 2003 and July 3, 2004, respectively.